OMB APPROVAL
                                             OMB Number:           3235-0145
                                             Expires:      December 31, 1997
                                             Estimated average burden hours
                                             per response  . . . . . . 14.90


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                         (Amendment No. ________)<F1>



                            National-Oilwell, Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   637071101
                                (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

[FN]
<F1>     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637071101                  13G              Page 2 of 9 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Reserve Fund V, Limited Partnership
     I.R.S. Identification No.:  06-1295657


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                      (a) / /
                                                      (b) / /


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                             5  SOLE VOTING POWER

                                167,415 (Item 4)

        NUMBER OF
         SHARES              6  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH
        REPORTING            7  SOLE DISPOSITIVE POWER
         PERSON
          WITH                  167,415 (Item 4)

                             8  SHARED DISPOSITIVE POWER

                                0

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        167,415

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES<F1>



   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.94%

   12   TYPE OF REPORTING PERSON<F1>

        PN


                   <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 637071101                  13G              Page 3 of 9 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Reserve Fund V-2, Limited Partnership
     I.R.S. Identification No.:  06-6351960


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                      (a) / /
                                                      (b) / /


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                             5  SOLE VOTING POWER

                                167,415

        NUMBER OF
         SHARES              6  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH
        REPORTING            7  SOLE DISPOSITIVE POWER
         PERSON
          WITH                  167,415

                             8  SHARED DISPOSITIVE POWER

                                0

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        167,415


   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES<F1>



   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.94%

   12   TYPE OF REPORTING PERSON<F1>

        PN


                   <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 637071101                  13G              Page 4 of 9 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Reserve Fund VI, Limited Partnership
     I.R.S. Identification No.:  06-1334650


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                      (a) / /
                                                      (b) / /


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                             5  SOLE VOTING POWER

                                3,850,417

        NUMBER OF
         SHARES              6  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH
        REPORTING            7  SOLE DISPOSITIVE POWER
         PERSON
          WITH                  3,850,417

                             8  SHARED DISPOSITIVE POWER

                                0

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,850,417

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES<F1>



   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        21.56%

   12   TYPE OF REPORTING PERSON<F1>

        PN


                   <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13G              Page 5 of 9 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Reserve Corporation
     I.R.S. Identification No.:  06-1210123


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                      (a) / /
                                                      (b) / /


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                             5  SOLE VOTING POWER

                                4,185,247

        NUMBER OF
         SHARES              6  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH
        REPORTING            7  SOLE DISPOSITIVE POWER
         PERSON
          WITH                  4,185,247

                             8  SHARED DISPOSITIVE POWER

                                0

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,185,247

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES<F1>



   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        23.44%

   12   TYPE OF REPORTING PERSON<F1>

        CO


                   <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13G              Page 6 of 9 Pages

Item 1.

         (a)     Name of Issuer.

                 The issuer is National-Oilwell, Inc. (the "Issuer").

         (b)     Address of Principal Executive Offices.

                 The Issuer's principal executive offices are located at 5555 San Felipe, Houston, Texas 77056.

Item 2.

         (a)     Name of Person Filing.

                 This Schedule 13G is being filed by First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2) and First Reserve Fund VI, Limited Partnership ("Fund VI" and together with Fund V and Fund V-2, the "Funds") and by First Reserve Corporation ("First Reserve") which is the managing general partner of each of the Funds.

         (b)     Address of Principal Business Office or, if none, Residence

                 The principal business office of the Funds and First Reserve (together, the "Reporting Persons") is:

                 First Reserve Corporation
                 475 Steamboat Road
                 Greenwich, CT  06830

         (c)     Citizenship

                 Each of the Funds is a Delaware limited partnership and First Reserve is a Delaware corporation.

         (d)     Title of Class of Securities

                 This statement relates to shares of Common Stock of the Issuer.

         (e)     CUSIP Number

                 The CUSIP Number for the Common Stock is 637071101.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership

         (a)     Amount beneficially owned.

                                     13G              Page 7 of 9 Pages

                 As of December 31, 1996, the number of shares of Common Stock beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13G are:


         Reporting Person                            Shares

         Fund V                                      167,415
         Fund V-2                                    167,415
         Fund VI                                   3,850,417
         First Reserve                             4,185,247

         (b)     Percent of Class

                 As of December 31, 1996, the percentage of shares of Common Stock beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13G are:


         Reporting Person                           Percentage

         Fund V                                        0.94%
         Fund V-2                                      0.94%
         Fund VI                                      21.56%
         First Reserve                                23.44%

         (c)     Number of shares as to which such person has:

                 (i) sole power to vote or direct the vote:

                          As of December 31, 1996, the number of shares of
                 Common Stock as to which each Reporting Person identified in
                 Item 2 of this Schedule 13G had the sole power to vote or direct the vote are:


                 Reporting Person                    Shares

                 Fund V                              167,415
                 Fund V-2                            167,415
                 Fund VI                           3,850,417
                 First Reserve                     4,185,247

                 (ii) shared power to vote or direct the vote:

                          As of December 31, 1996, the number of shares of
                 Common Stock as to which each Reporting Person identified in
                 Item 2 of this Schedule 13G had shared power to vote or direct the vote are:

                 Reporting Person                    Shares

                 Fund V                                 0
                 Fund V-2                               0
                 Fund VI                                0
                 First Reserve                          0

                                     13G              Page 8 of 9 Pages

                 (iii) sole power to dispose or direct the disposition of:

                          As of December 31, 1996, the number of shares of
                 Common Stock as to which each Reporting Person identified in
                 Item 2 of this Schedule 13G had the sole power to dispose or direct the disposition are:

                 Reporting Person                    Shares

                 Fund V                              167,415
                 Fund V-2                            167,415
                 Fund VI                           3,850,417
                 First Reserve                     4,185,247

                 (iv) shared power to vote or direct the vote:

                          As of December 31, 1996, the number of shares of
                 Common Stock as to which each Reporting Person identified in
                 Item 2 of this Schedule 13G had shared power to dispose or direct the disposition are:

                 Reporting Person                    Shares

                 Fund V                                 0
                 Fund V-2                               0
                 Fund VI                                0
                 First Reserve                          0

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP No. 637071101                  13G              Page 9 of 9 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  FIRST RESERVE CORPORATION


                                  By: /s/ Elizabeth C. Foley
                                     Name: Elizabeth C. Foley
                                     Title: Managing Director


                                  FIRST RESERVE FUND V, LIMITED PARTNERSHIP

                                  By:      First Reserve Corporation, its
                                           Managing and General Partner

                                  By: /s/ Elizabeth C. Foley
                                     Name: Elizabeth C. Foley
                                     Title: Managing Director

                                  FIRST RESERVE FUND V-2, LIMITED PARTNERSHIP

                                  By:      First Reserve Corporation, its
                                           Managing and General Partner

                                  By: /s/ Elizabeth C. Foley
                                     Name: Elizabeth C. Foley
                                     Title: Managing Director


                                  FIRST RESERVE FUND VI, LIMITED PARTNERSHIP

                                  By:      First Reserve Corporation, its
                                           Managing and General Partner

                                  By: /s/ Elizabeth C. Foley
                                     Name: Elizabeth C. Foley
                                     Title: Managing Director